Form 10-K, Exhibit 13
period 1997-12-31
VAXCEL INC
filed 1998-03-27
CIK 1029802

                                                                   EXHIBIT 13.1



                            Selected Portions of the
                Vaxcel, Inc. 1997 Annual Report to Stockholders

FIVE YEAR SELECTED FINANCIAL DATA
---------------------------------
Vaxcel, Inc.

                                                                                                           Period from inception
                                                                                                             (January 6, 1993)
                                                                                                            through December 31,
                                               1997             1996             1995             1994             1993
                                            ----------       -----------      -----------      ----------- ---------------------
Statement of Operations Data:
Total revenues                              $   288,504      $   135,563      $   178,707      $   508,886      $   506,317
Net loss                                     (2,599,298)      (1,124,183)      (1,378,805)        (599,843)      (1,443,183)
Basic and diluted loss per common share           (0.26)           (0.14)           (0.17)           (0.09)           (0.24)


Balance Sheet Data:
Total assets                                $ 5,458,210      $   377,992      $   701,868      $ 1,043,575      $   825,900
Total stockholders' equity (deficit)          5,291,450          159,986          584,169          962,974       (1,437,183)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

Liquidity and Capital Resources

         At December 31, 1997, the Company had cash and cash equivalents of $691,000 and net assets of $5,291,000, compared to $84,000 and $160,000, respectively, at December 31, 1996. Working capital totaled $666,000 at December 31, 1997, compared to a deficit of $84,000 at December 31, 1996. Current cash resources, augmented by expected collaborative and other revenues will only be sufficient to fund current operations into, but not beyond the third quarter of 1998. The ability of the Company to operate as a going concern with the current portfolio of technologies under development for the remainder of 1998 and into 1999 will be determined by the results of ongoing technology licensing efforts and/or the actual proceeds of any fund-raising activities. In order to fund its operations and technologies, the Company will consider all available options, including the possible sale of the Company to or merger with another organization.

         Vaxcel's primary requirement for capital will be to continue its development activities for its proprietary adjuvant and delivery system technologies and to continue its technology licensing efforts. Vaxcel anticipates substantial losses over the next several years resulting primarily from research and development expenses. Definitive statements as to the time required and costs involved in reaching certain objectives for the Company's technologies are difficult to project due to the uncertainties of the medical research field. It is generally recognized that the FDA approval process for a new vaccine from Phase I to commercialization can take seven or more years. For certain improved versions of existing vaccines, the amount of time may be reduced if the company only needs to prove safety and increased antibody levels compared to the original version of the vaccine. It should be noted that companies which in-license the Company's technolgies for use with their vaccines will assume responsibility for product development, regulatory approval and marketing, thereby allowing Vaxcel to maintain a relatively moderate cash burn rate.

         During 1996 and 1997, the Company received federal government funding for certain research and development activities via several Small Business Innovative Research (SBIR) grants. The Company intends to continue to seek government assistance for its product development efforts.

         If the Company is unable to raise significant additional funds, it will be required to severely reduce or terminate operations. A severe reduction in operations would limit the ability of the Company to perform under its current collaborative agreements and would limit the advance of the Company's technologies under development. Ultimately, the Company may need to obtain funds through arrangements that require it to relinquish rights to certain or all of its technologies. The Company may additionally be required to curtail or further divest research programs or totally cease operations and liquidate remaining assets, if any. Should the Company determine that it is no longer in the best interest of its shareholders to continue operations, the ability of the Company to fund an orderly disposition of assets, pay off its then outstanding liabilities and return any remaining cash to its shareholders will be limited by the amount of working capital on hand.

         At December 31, 1997, the Company had net operating loss carryforwards for income tax purposes of approximately $9.4 million, which will expire in 2008 through 2012, if not utilized. The Company also has research and development credits available to reduce income taxes, if any, of approximately $77,000 which will expire in 2008 through 2011, if not utilized. Based on an assessment of all available evidence including, but not limited to, the Company's limited operating history and lack of profitability, uncertainties of the commercial viability of the Company's technology, the impact of government regulation and healthcare reform initiatives, and other risks normally associated with biotechnology companies, the Company has concluded that it is more likely than not that these net operating loss carryforwards and credits will not be realized and, as a result, a 100% deferred tax valuation allowance has been recorded against these assets. Such valuation allowance had no impact on reported net losses. See Note 7 to Financial Statements.

Results of Operations

         The Company recorded net losses of $2,599,000 for the year ended December 31, 1997 as compared to $1,124,000 for 1996 and $1,379,000 for 1995.
The higher net loss for 1997 versus 1996 is primarily due to a $951,000 charge for acquired incomplete research and development incurred during the second quarter of 1997 as a result of the Company's acquisition of Zynaxis, Inc. (see
Note 4 to Financial Statements) and also to higher administrative expenses subsequent to the merger.

         During 1997, 1996 and 1995, Vaxcel recorded collaborative and grant revenues of $243,000, $78,000 and $7,000, respectively. These amounts relate to research funding pursuant to Vaxcel's agreement with Medeva and pursuant SBIR grants to Vaxcel from the National Institutes of Health during 1997 and 1996. The costs associated with these arrangements approximate the revenues recorded and are reflected in research and development expense.

         Research and development expenditures for year ended December 31, 1997 were $1,165,000, as compared to $853,000 for 1996 and $895,000 for 1995. There has been no change in the Company's focus on developing its proprietary technologies during the three years. The acquisition of in-process research and development from Zynaxis did not significantly impact the Company's ongoing research and development expenditures during 1997, however the Company anticipates significant future expenditures will be required to continue development of these technologies into commercially viable products. Such expenditures will be limited by the Company's available capital resources. The increase in research and development expense from 1996 to 1997 is primarily due to higher expenses associated with the Company's collaborative and grant arrangements, which were offset by collaborative and grant revenues. Other fluctuations in expenditures from year to year are due to the timing and nature of external studies being performed.

         General and administrative expenses for the year ended December 31, 1997 were $772,000, as compared to $407,000 during 1996 and $535,000 during
1995. The increase from 1996 to 1997 is primarily due to non-transaction expenses associated with the Company's acquisition of Zynaxis and activities for administration of the combined companies. Management believes that inflation had no material impact on the Company's operations during the three year period ended December 31, 1997.

Year 2000

         The Year 2000 Issue is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, those computer programs having time-sensitive software would recognize a date using "00" as the year 1900 rather than the year 2000.

         Based on a recent assessment, the Company determined that its accounting software will need to be updated or modified. This should be accomplished through updates from the software manufacturer. The Company does not expect any material costs associated with this modification or any disruptions to its primary operations. The Company anticipates no other year 2000 problems which are reasonably likely to have a material adverse effect on the Company's operations. There can be no assurance, however, that such problems will not arise.

Impact of Recently Issued Accounting Standards

         In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 130, Reporting Comprehensive Income ("Statement 130"). Statement 130 establishes new standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. These new standards require that all items recognized as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Statement 130 is effective for fiscal years beginning after December 15, 1997. The adoption of Statement 130 will not impact the Company's financial statements.

         In June 1997, the FASB issued Statement 131, Disclosures About Segments of an Enterprise and Related Information ("Statement 131"). Statement 131 changes the way public companies report segment information in annual financial statements and also requires those companies to report selected segment information in interim financial reports. Statement 131 is effective for periods beginning after December 15, 1997. The adoption of Statement 131 will not have a significant impact on the Company's financial statements.

                                  VAXCEL, INC.
                                 BALANCE SHEETS


                                                                             December 31,
                                                                    -----------------------------
                                                                        1997             1996
                                                                    ------------      -----------
ASSETS
Current assets:
    Cash and cash equivalents                                       $    690,636      $    84,481
    Accounts receivable                                                  141,898           49,222
    Other                                                                    500               --
                                                                    ------------      -----------
       Total current assets                                              833,034          133,703

Property and equipment:
    Equipment and furnishings                                            299,172          264,801
    Accumulated depreciation                                            (225,017)        (169,625)
                                                                    ------------      -----------
       Net property and equipment                                         74,155           95,176

Other assets:
    Deferred transaction costs                                                --          113,439
    Notes receivable                                                     400,000               --
    Acquired developed technology and other intangibles, net           4,095,347               --
    Other                                                                 55,674           35,674
                                                                    ------------      -----------
       Total other assets                                              4,551,021          149,113
                                                                    ------------      -----------

Total assets                                                        $  5,458,210      $   377,992
                                                                    ============      ===========


LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
    Accounts payable                                                $     20,166      $    32,039
    Accrued liabilities                                                   72,880          155,540
    Amounts due to affiliates                                             73,714           30,427
                                                                    ------------      -----------
       Total current liabilities                                         166,760          218,006

Commitments

Stockholders' equity:
    Preferred stock ($.001 par value, 2,000,000 shares                        --               --
       authorized; no shares issued and outstanding)
    Common stock ($.001 par value, 30,000,000 shares
       authorized; 11,001,070 and 8,250,004 shares issued and
       outstanding at December 31, 1997 and 1996, respectively)           11,001            8,250
    Additional paid-in capital                                        12,425,761        4,697,750
    Accumulated deficit                                               (7,145,312)      (4,546,014)
                                                                    ------------      -----------
       Total stockholders' equity                                      5,291,450          159,986
                                                                    ------------      -----------

Total liabilities and stockholders' equity                          $  5,458,210      $   377,992
                                                                    ============      ===========

                            See accompanying notes.

                                  VAXCEL, INC.
                            STATEMENTS OF OPERATIONS


                                                                           Year Ended December 31,
                                                               ---------------------------------------------
                                                                    1997           1996             1995
                                                               -------------    -----------      -----------
REVENUES:
     Collaborative and grant revenue                           $   242,961      $    78,435      $     6,709
     License fees                                                     --             50,000          115,000
     Investment income                                              45,543            7,128           56,998
                                                               -----------      -----------      -----------
                                                                   288,504          135,563          178,707

EXPENSES:
     Research and development
        Transactions with affiliates                               291,806           73,163           79,878
        Other                                                      872,959          779,686          814,876
     Acquired incomplete research and development                  951,017               --               --
     Selling, general and administrative
        Transactions with affiliates                                91,421           70,263           58,533
        Other                                                      680,599          336,634          476,009
     Write-off of patent costs                                          --               --          128,216
                                                               -----------      -----------      -----------
                                                                 2,887,802        1,259,746        1,557,512
                                                               -----------      -----------      -----------


     Net loss                                                  $(2,599,298)     $(1,124,183)     $(1,378,805)
                                                               ===========      ===========      ===========
     Basic and diluted loss per common share                   $     (0.26)     $     (0.14)     $     (0.17)
                                                               ===========      ===========      ===========
     Basic and diluted weighted average shares outstanding       9,939,680        8,104,782      $ 8,000,000

                            See accompanying notes.

                                 VAXCEL, INC.
                      STATEMENTS OF STOCKHOLDERS' EQUITY



                                                          Common Stock
                                                  ------------------------------    Additional
                                                    Shares                            Paid-in         Accumulated
                                                  Outstanding        Amount           Capital           Deficit            Total
                                                  --------------------------------------------------------------------------------
Balance at December 31, 1994                       8,000,000      $      8,000      $  2,998,000      $(2,043,026)     $   962,974
  Capital contribution by CytRx                           --                --         1,000,000               --        1,000,000
  Net loss                                                --                --                --       (1,378,805)      (1,378,805)
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1995                       8,000,000             8,000         3,998,000       (3,421,831)         584,169
  Issuance of common stock to CytRx                  250,004               250           374,756                           375,006
  Capital contribution by CytRx                                                          324,994                           324,994
  Net loss                                                --                --                --       (1,124,183)      (1,124,183)
                                                   -------------------------------------------------------------------------------
Balance at December 31, 1996                       8,250,004             8,250         4,697,750       (4,546,014)         159,986
  Issuance of common stock                             5,333                 5             8,000                             8,005
  Pre-merger capital contribution by CytRx                                               163,396                           163,396
  Issuance of common stock in connection with
     merger, net of transaction costs              2,745,733             2,746         7,556,615                         7,559,361
  Net loss                                                                                             (2,599,298)      (2,599,298)
                                                  --------------------------------------------------------------------------------
Balance at December 31, 1997                      11,001,070      $     11,001      $ 12,425,761      $(7,145,312)     $ 5,291,450
                                                  ================================================================================


                            See accompanying notes.

                                  VAXCEL, INC.
                            STATEMENTS OF CASH FLOWS



                                                                              Year Ended December 31,
                                                                  ---------------------------------------------
                                                                     1997             1996             1995
                                                                  -----------      -----------      -----------
Cash flows from operating activities:
   Net loss                                                       $(2,599,298)     $(1,124,183)     $(1,378,805)
   Adjustments to reconcile net loss to
   net cash used in operating activities:
      Depreciation                                                     55,392           51,600           70,084
      Amortization                                                    145,644               --               --
      Write-off of patent costs                                            --               --          128,216
      Write-off of fixed assets                                            --               --           71,503
      Charge for acquired incomplete research and development         951,017               --               --
      Changes in assets and liabilities:
        Receivables                                                   201,384          (44,184)          62,577
        Other assets                                                  112,939         (111,674)           6,951
        Accounts payable                                              (57,873)         (29,347)          36,328
        Amounts due to affiliates                                      43,287           16,010          (18,985)
        Other liabilities                                            (176,759)         113,644           19,755
                                                                  -----------      -----------      -----------
   Total adjustments                                                1,275,031           (3,951)         376,429
                                                                  -----------      -----------      -----------

   Net cash used in operating activities                           (1,324,267)      (1,128,134)      (1,002,376)


Cash flows from investing activities:
   Capital expenditures, net                                           (3,371)          (2,907)         (10,050)
                                                                  -----------      -----------      -----------

   Net cash used in investing activities                               (3,371)          (2,907)         (10,050)


Cash flows from financing activities:
   Pre-merger equity contributions by CytRx                           163,396          324,994        1,000,000
   Net proceeds from issuance of common stock to CytRx
      in connection with acquisition of Zynaxis, Inc.               1,762,392               --               --
   Proceeds from sale of common stock                                   8,005          375,006               --
                                                                  -----------      -----------      -----------

   Net cash provided by financing activities                        1,933,793          700,000        1,000,000
                                                                  -----------      -----------      -----------

Net increase (decrease) in cash and cash equivalents                  606,155         (431,041)         (12,426)

Cash and cash equivalents at beginning of period                       84,481          515,522          527,948
                                                                  -----------      -----------      -----------

Cash and cash equivalents at end of period                        $   690,636      $    84,481      $   515,522
                                                                  ===========      ===========      ===========


                            See accompanying notes.

                                  VAXCEL, INC.


                         Notes to Financial Statements


1.       DESCRIPTION OF BUSINESS

         Vaxcel, Inc. ("Vaxcel" or the "Company") is engaged in the development and commercialization of proprietary vaccine delivery system technologies to improve the effectiveness and convenience of existing vaccines and contribute to the development of new vaccines. The Company's core technology is based upon novel vaccine formulations containing certain biologically active copolymers licensed exclusively for this purpose by the Company from CytRx Corporation ("CytRx"). In May 1997 the Company acquired certain additional vaccine delivery technologies pursuant to its merger with Zynaxis, Inc. ("Zynaxis") (see Note
4).

         Vaxcel was formed on January 6, 1993 as a wholly-owned subsidiary of CytRx and has been economically dependent upon CytRx to provide the funding necessary to conduct its operations since its inception. In May 1997 Vaxcel completed a merger with Zynaxis, resulting in the issuance of an aggregate of 12.5% of its outstanding (post-merger) shares of common stock to the former shareholders of Zynaxis. The acquisition also resulted in a significant cash contribution to the Company from CytRx (see Note 4).

2.       CURRENT FINANCIAL CONDITION AND POTENTIAL IMPACT ON OPERATIONS

         At December 31, 1997, the Company had cash and cash equivalents of $690,636 and working capital of $666,274. Current cash resources, augmented by expected collaborative and other revenues, will only be sufficient to fund operations into, but not beyond, the third quarter of 1998 based on current projections. The Company has incurred losses from operations since inception, and the ability of the Company to operate as a going concern with the current portfolio of technologies under development for the remainder of 1998 and into 1999 will be determined by the results of ongoing technology licensing efforts and/or the actual proceeds of any fund-raising activities. In order to fund its operations and technologies, the Company will consider all available options, including the possible sale of the Company to or merger with another organization.

         If the Company is unable to raise significant additional funds, it will be required to severely reduce or terminate operations. A severe reduction in operations would limit the ability of the Company to perform under its current collaborative agreements and would limit the advance of the Company's technologies under development. Ultimately, the Company may need to obtain funds through arrangements that require it to relinquish rights to certain or all of its technologies. The Company may additionally be required to curtail or further divest research programs or totally cease operations and liquidate remaining assets, if any. Should the Company determine that it is no longer in the best interest of its shareholders to continue operations, the ability of the Company to fund an orderly disposition of assets, pay off its then outstanding liabilities and return any remaining cash to its shareholders will be limited by the amount of working capital on hand.

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Cash Equivalents - The Company considers all highly liquid debt instruments with an original maturity of 90 days or less to be cash equivalents. Cash equivalents consist primarily of auction-market preferred stock, commercial paper and amounts invested in money market accounts.

         Short-term Investments - Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Held-to-maturity securities are stated at amortized cost. At December 31, 1997, the Company has classified corporate debt securities of $496,000 as held-to-maturity securities and included such investments in cash and cash equivalents as their original maturity dates were less than 90 days. At December 31, 1996, the Company did not hold any debt securities.

         Property and Equipment - Property and equipment are stated at cost and depreciated using the straight-line method based on the estimated useful lives (five to seven years) of the related assets. Leasehold improvements are amortized over the remaining term of the related lease using the straight-line method.

         Acquired Developed Technology and other Intangibles - Acquired developed technology and other intangible assets, primarily goodwill, (See Note
4) are amortized over their estimated useful lives (fifteen years) on a straight-line basis. Management periodically evaluates the realizability of recorded acquired developed technology and other intangible assets to determine whether their carrying values have been impaired. In evaluating the value and future benefits of the acquired developed technology and other intangible assets, their carrying values would be reduced by the excess, if any, of their carrying values over management's best estimate of undiscounted future cash flows over the remaining amortization periods including any cash flows that would result from a merger or sale of the Company. The Company believes that the carrying values of recorded acquired developed technology and other intangible assets are not impaired.

         Patents and Patent Application Costs - Prior to 1995, the Company capitalized the costs associated with obtaining patents on its technologies. During the first quarter of 1995 the Company changed from deferring and amortizing such costs to recording them as expenses when incurred because, even though the Company believes the patents and underlying technology have continuing value, the amount of future benefits to be derived therefrom is uncertain. Accordingly, the new accounting method was adopted in recognition of a possible change in estimated future benefits. Since the effect of this change in accounting principle was inseparable from the effect of the change in accounting estimate, such change was accounted for as a change in estimate in accordance with Opinion No. 20 of the Accounting Principles Board. As a result, the Company recorded a non-cash write-off of $128,216 during 1995 ($.02 per share). Future patent costs are expected to be expensed since the benefits to be derived therefrom are likely to be uncertain.

         Fair Value of Financial Instruments - The carrying amounts reported in the balance sheet for cash and cash equivalents, accounts and notes receivable and accounts payable approximate their fair values.

         Basic and Diluted Loss per Common Share - In February 1997, the Financial Accounting Standards Board ("FASB") issued Statement No. 128, Earnings Per Share ("Statement 128"). Statement 128 replaced the calculation of primary and fully diluted loss per share with basic and diluted loss per share. Unlike primary loss per share, the calculation of basic loss per share excludes any dilutive effects of options, warrants and convertible securities. Diluted loss per share is very similar to the previously reported fully diluted loss per share. Loss per share amounts for all periods have been presented in accordance with Statement 128 requirements.

         Basic and diluted loss per share is computed based on the weighted average number of common shares outstanding. Common share equivalents are excluded from the computation of diluted loss per share since the effect would be antidilutive.

         Shares Reserved for Future Issuance - The Company has reserved approximately 1,358,000 of its authorized but unissued shares of common stock for future issuance pursuant to stock options and warrants.

         Revenue Recognition - Revenues from collaborative research arrangements and grants are generally recorded as the related costs are incurred. The costs incurred under such arrangements approximated the revenues reported in the accompanying statements of operations. License fees reported in the accompanying statements of operations consist entirely of nonrefundable fees received upon the signing of certain technology license and option agreements. These fees were recognized as income when they were received. Such agreements generally contain provisions for additional fees upon the achievement of certain development milestones by the licensee and upon approval of the related products, followed by a royalty based upon net sales. Such fees, if any, will be recognized as income when they become receivable under the terms of the related contracts.

         Stock-Based Compensation - The Company grants stock options for a fixed number of shares to key employees, directors and consultants with an exercise price equal to the fair market value of the shares at the date of grant. The Company accounts for stock option grants in accordance with APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and, accordingly, recognizes no compensation expense for the stock option grants (see Note 6).

         In October 1995, the FASB issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-based Compensation ("Statement 123"), which provides an alternative to APB 25 in accounting for stock-based compensation issued to employees. However, the Company has continued to account for stock-based compensation in accordance with APB 25.

         Concentrations of Credit Risk - Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash equivalents. The Company maintains cash equivalents in large well-capitalized financial institutions, and the Company's investment policy disallows investment in any debt securities rated less than "investment-grade" by national ratings services.

         Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

4.       ACQUISITION OF ZYNAXIS, INC.

         In December 1996 CytRx, Vaxcel, Inc. ("Vaxcel") and Zynaxis, Inc. ("Zynaxis") signed an agreement whereby Zynaxis would be merged with a wholly-owned subsidiary of Vaxcel. At that time Zynaxis was a publicly-held biotechnology company engaged in the development of certain vaccine technologies. The transaction was approved by the Zynaxis stockholders at a meeting held on May 21, 1997 and was consummated as of that date.

         Under the terms of the agreement all of the outstanding shares of Zynaxis were converted into shares of Vaxcel based upon certain exchange ratios defined in the agreement, resulting in the issuance of an aggregate of 1.4 million (12.5%) of the outstanding (post-merger) shares of Vaxcel common stock (at $2.91 per share) to former Zynaxis stockholders at the date of closing. The merger was treated as a purchase by Vaxcel and constituted a tax-free reorganization for Zynaxis stockholders. The results of operations of Zynaxis are included in the Statement of Operations since May 21, 1997.

         Pursuant to the agreement, CytRx was to provide up to $2 million to Zynaxis under a secured credit facility during the period prior to closing of the merger, at which time the outstanding principal and interest was to be contributed to the capital of Vaxcel, together with additional equity in the amount of $4 million less the outstanding principal and interest of the secured note. At the time of closing the outstanding principal and interest of the secured note to Zynaxis was approximately $1.7 million, resulting in a net cash infusion from CytRx to Vaxcel of approximately $2.3 million. In addition, at the date of closing, Vaxcel issued to CytRx a one-year warrant entitling CytRx to purchase a number of shares of Vaxcel common stock equal to the amount of capital which may be necessary for Vaxcel to satisfy requirements for inclusion in the Nasdaq SmallCap Market, divided by one-half of the $2.91 per share transaction price at the date of closing.

         In accordance with the provisions of APB Nos. 16 and 17, all identifiable assets acquired, including identified intangible assets and liabilities assumed, were assigned a portion of the purchase price based on their respective fair values. The fair values of the acquired developed technology and incomplete research and development were determined based on an independent appraisal. A summary of the allocation of the purchase price is a follows (in thousands):



           Net tangible assets, less outstanding liabilities          $    (830)
           Acquired developed technology                                  3,600
           Goodwill                                                         641
           Acquired incomplete research and development                     951
                                                                      ---------
                                                                      $   4,362
                                                                      =========

         The following table presents unaudited pro forma operating results for the years ended December 31, 1997 and 1996, as if the acquisition of Zynaxis had occurred on January 1 of each period.


                           1997             1996
                           ----             ----
Revenues               $ 1,116,538      $ 1,925,642
Net loss                (2,342,993)      (6,404,583)
Net loss per share            (.21)     $      (.58)


5.       LEASE COMMITMENTS

         Rental expense under operating leases during the years ended December 31, 1997, 1996 and 1995 approximated $61,000, $56,000, and $45,000, respectively. Minimum annual future obligations for operating leases are approximately $106,000 and $3,000 during 1998 and 1999, respectively. Aggregate minimum rentals the Company expects to receive under noncancellable subleases total approximately $60,000 at December 31, 1997.

6.       STOCK OPTIONS AND WARRANTS

         The Company has stock option plans pursuant to which key employees, directors and consultants of the Company are eligible to receive incentive and/or non-qualified options to purchase shares of the Company's common stock. The options granted under the Plan have lives of ten years from the dates of grant and generally become exercisable over a three year period from the dates of grant, with the exception of certain options granted to the Company's Chief Executive Officer and its Vice President of Research and Development, which are subject to additional vesting criteria based upon corporate performance objectives. Exercise prices are set at the fair market values of the common stock on the dates of grant.

                  A summary of the Company's stock option activity, and related information for the three years ended December 31, 1997 is as follows:



                                                     Options                      Weighted Average Exercise Price
                                        --------------------------------     -----------------------------------------
                                          1997        1996        1995         1997            1996           1995
                                          ----        ----        ----         ----            ----           ----
Outstanding - beginning of
year                                     794,453     735,000     531,500     $      1.50    $      1.50    $      1.50
Granted                                   63,000      73,620     203,500            3.18           1.50           1.50
Exercised                                 (5,333)         --          --            1.50
Forfeited                                 (5,120)    (14,167)         --            1.50           1.50
                                        --------    --------    --------
Outstanding - end of year                847,000     794,453     735,000     $      1.63    $      1.50    $      1.50
                                        ========    ========    ========
Exercisable at end of year               293,663     184,332      95,498     $      1.57    $      1.50    $      1.50

Weighted average fair value of
options granted during the year         $   1.82    $   0.83    $   0.87


         The exercise prices for options outstanding as of December 31, 1997 ranged from $1.00 to $3.25. The weighted average remaining contractual life of those options is 6.6 years.

         The Company has elected to follow APB 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Statement 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair market value of the underlying stock on the date of grant, no compensation expense is recognized.

         Pro forma information regarding net loss and loss per share is required by Statement 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: weighted-average risk-free interest rates of 7.49% for 1995, 6.34% for 1996 and 6.53% for 1997; dividend yields of 0.0%; volatility factors of the expected market price of the Company's common stock of .378 for 1995 and 1996 and .585 for 1997; and a weighted average expected life of the option of 8 years.

         The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

         For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting periods. The Company's pro forma information is as follows:




                                                      1997               1996            1995
                                                      ----               ----            ----
Pro forma net loss                                ($2,692,650)       ($1,182,382)     ($1,430,572)
Pro forma net loss per share (basic
   and diluted)                                         ($.27)             ($.15)           ($.18)

         Statement 123 is applicable only to options granted subsequent to December 31, 1994; therefore, its pro forma effect will not be fully reflected until 1998.

7.       INCOME TAXES

         Although Vaxcel is a majority-owned subsidiary of CytRx, the Company has historically filed separate income tax returns. The Company has not incurred or paid income taxes since its inception. For income tax purposes, as of December 31, 1997 the Company has an aggregate of approximately $9,423,000 of net operating losses available to offset against future taxable income, subject to certain limitations. Such losses expire in 2008 through 2012. The Company also has an aggregate of approximately $77,000 of research and development credits available for offset against future income taxes which expire in 2008 through 2011.

         Deferred income taxes reflect the net effect of temporary differences between the financial reporting carrying amounts of assets and liabilities and income tax carrying amounts of assets and liabilities. The components of the Company's deferred tax assets and liabilities are as follows:


                                                                        December 31,
                                                                1997                  1996
                                                                ----                  ----
                Deferred tax assets:
                  Net operating loss                       $  3,565,586           $ 1,728,415
                  Tax credit carryforward                        77,419                62,758
                  Other                                       1,179,238                 3,122
                                                           ------------           -----------
                Total deferred tax assets                     4,822,243             1,794,295
                Deferred tax liabilities:
                  Acquired developed technology
                    and other intangibles                    (1,556,100)                   --
                  Depreciation                                  (16,205)              (18,631)
                                                           ------------           -----------
                Total deferred tax liabilities               (1,572,305)              (18,631)
                                                           ------------           -----------
                Net deferred tax assets                       3,249,938             1,775,664
                Valuation allowance                          (3,249,938)           (1,775,664)
                                                           ------------           -----------
                                                           $         --           $        --
                                                           ============           ===========

         Based on assessments of all available evidence as of these dates, management has concluded that the respective deferred income tax assets should be reduced by valuation allowances equal to the amounts of the net deferred income tax assets.

         The amount of net operating loss carryforwards generated by Zynaxis prior to the merger was $31,000,000. The use of pre-acquisition operating loss carryforwards is subject to limitations imposed by the Internal Revenue Code. The Company anticipates that these limitations will affect utilization of the carryforwards prior to expiration. Therefore, for financial reporting purposes the Company has recorded a deferred tax asset of $1,277,000, giving effect to these limitations with a corresponding valuation allowance of $1,277,000. When realized, the tax benefit of these loss carryforwards will be applied to reduce acquired developed technology and other intangibles related to the acquisition of Zynaxis.

8.       RELATED PARTY TRANSACTIONS

LICENSE AGREEMENT

         At inception, the Company licensed from CytRx exclusive rights to the Optivax vaccine delivery system technology. Royalties paid to CytRx pursuant to this agreement amounted to $7,500 and $17,250, during the years ended December 31, 1996 and 1995, respectively. No royalties were paid to CytRx during 1997.

SUPPLY AGREEMENT

         During the term of the related license agreement, CytRx agreed to supply the Company with certain copolymers required in the manufacture and development of the Optivax vaccine delivery system. Amounts paid to CytRx for production of copolymers were $79,591, $10,923 and $15,915 during the years ended December 31, 1997, 1996 and 1995, respectively.

SERVICES AND FACILITIES AGREEMENTS

         The Company entered into service and facilities agreements with CytRx and Proceutics, Inc. ("Proceutics"), another wholly-owned subsidiary of CytRx, whereby CytRx and Proceutics have provided the Company with office and laboratory space, certain administrative and laboratory services and the services of certain CytRx executives. Pursuant to these agreements, the Company expensed a total of $138,300, $120,963 and $105,246 during the years ended December 31, 1997, 1996 and 1995, respectively. Management believes that the methods used in allocating these costs are reasonable and that such charges approximate the fair value of the space and services provided which would have been incurred on a stand alone basis.

         During 1997, Vaxcel contracted with Proceutics for certain analytical services. Prior to its divestiture by CytRx in February 1998, Proceutics was a contract research organization, providing pharmaceutical development services to the pharmaceutical and biopharmaceutical industry. Amounts expensed in 1997 pursuant to these contracts were $163,915.

                         REPORT OF INDEPENDENT AUDITORS


The Board of Directors
Vaxcel, Inc.

We have audited the accompanying balance sheets of Vaxcel, Inc. as of December 31, 1997 and 1996, and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the financial statements, the Company's recurring losses from operations and accumulated deficit raise substantial doubt about its ability to continue as a going concern. Management's plans as to these matters are also described in Note 2. The 1997 financial statements do not include any adjustments that might result from the outcome of this uncertainty.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vaxcel, Inc. at December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.



/s/ Ernst & Young LLP

Atlanta, Georgia
February 27, 1998